Exhibit (99.19)

EXPENSES

The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the “Issuer”) in connection with the issuance and sale of the 4.625% Global Notes Series QG due May 14, 2018 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	U.S.$	27,900
Printing and engraving fees and expenses		6,000
Legal fees and expenses		65,000
Fiscal Agent and registrar fees and expenses		15,000
Rating fees and expenses		10,000
Blue sky fees and expenses		5,000
Reimbursement of Underwriters’ expenses		110,000

	U.S.$	238,900